SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               SCHEDULE 13D/A
                               (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 1)*


                     Video Network Communications, Inc.
                              (Name of Issuer)

                       Common Stock, $0.01 Par Value
                       (Title of Class of Securities)

                                 674421201
                               (CUSIP Number)

                           Alexander Russo, Esq.
              Executive Vice President, Corporate Development
                            and General Counsel
                        Moneyline Telerate Holdings
                      233 Broadway, New York NY 10279
                          Telephone: 212-553-2500

                              With copies to:

                            Joseph A. Coco, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                          Telephone: 212-735-3000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                July 9, 2002
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 674421201                                 13D
                                              -----------------
------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Moneyline Networks, LLC ("Moneyline Networks")

------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [  ]  (a)
           [  ]  (b)
------------------------------------------------------------------------------

    3      SEC USE ONLY

------------------------------------------------------------------------------

    4      SOURCES OF FUNDS
                    AF
------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
------------------------------------------------------------------------------

                             7        SOLE VOTING POWER
         NUMBER OF                             0
          SHARES            ---------------------------------------------------
       BENEFICIALLY          8        SHARED VOTING POWER
       OWNED BY EACH                  33,302,863
         REPORTING          ---------------------------------------------------
        PERSON WITH          9        SOLE DISPOSITIVE POWER
                                               0
                            ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      33,302,863
------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         33,302,863
------------------------------------------------------------------------------

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        68.4%
------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON
                        OO-Limited Liability Company
---------- -------------------------------------------------------------------





CUSIP No. 674421201                                 13D
                                              -----------------
------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Moneyline Telerate Holdings
------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [  ]  (a)
           [  ]  (b)
------------------------------------------------------------------------------

    3      SEC USE ONLY

------------------------------------------------------------------------------

    4      SOURCES OF FUNDS
                    WC
------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
------------------------------------------------------------------------------

                             7        SOLE VOTING POWER
         NUMBER OF                             0
          SHARES            ---------------------------------------------------
       BENEFICIALLY          8        SHARED VOTING POWER
       OWNED BY EACH                  33,302,863**
         REPORTING          ---------------------------------------------------
        PERSON WITH          9        SOLE DISPOSITIVE POWER
                                               0
                            ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      33,302,863**
------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       33,302,863**
------------------------------------------------------------------------------

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        68.4%
------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON
                        CO
------------------------------------------------------------------------------

** Represents shares directly beneficially owned by Moneyline Networks.




CUSIP No. 674421201                                 13D
                                              -----------------
------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Bank One Investment Corporation
------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [  ]  (a)
           [  ]  (b)
------------------------------------------------------------------------------

    3      SEC USE ONLY

------------------------------------------------------------------------------

    4      SOURCES OF FUNDS
                    AF
------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
------------------------------------------------------------------------------

                             7        SOLE VOTING POWER
         NUMBER OF                             0
          SHARES            --------------------------------------------------
       BENEFICIALLY          8        SHARED VOTING POWER
       OWNED BY EACH                  33,302,863**
         REPORTING          --------------------------------------------------
        PERSON WITH          9        SOLE DISPOSITIVE POWER
                                               0
                            --------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      33,302,863**
------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        33,302,863**
------------------------------------------------------------------------------

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        68.4%
------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON
                       CO
------------------------------------------------------------------------------

** Represents shares directly beneficially owned by Moneyline Networks.





CUSIP No. 674421201                                 13D
                                              -----------------
------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Banc One Capital Corporation
------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [  ]  (a)
           [  ]  (b)
------------------------------------------------------------------------------

    3      SEC USE ONLY

------------------------------------------------------------------------------

    4      SOURCES OF FUNDS
                    AF
------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
------------------------------------------------------------------------------

                             7        SOLE VOTING POWER
         NUMBER OF                             0
          SHARES            --------------------------------------------------
       BENEFICIALLY          8        SHARED VOTING POWER
       OWNED BY EACH                  33,302,863**
         REPORTING          --------------------------------------------------
        PERSON WITH          9        SOLE DISPOSITIVE POWER
                                               0
                            --------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      33,302,863**
------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
------------------------------------------------------------------------------

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        68.4%
------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON
                       CO
------------------------------------------------------------------------------

** Represents shares directly beneficially owned by Moneyline Networks.





CUSIP No. 674421201                                 13D
                                              -----------------
------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Banc One Financial Corporation
------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [  ]  (a)
           [  ]  (b)
------------------------------------------------------------------------------

    3      SEC USE ONLY

------------------------------------------------------------------------------

    4      SOURCES OF FUNDS
                    AF
------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
------------------------------------------------------------------------------

                             7        SOLE VOTING POWER
         NUMBER OF                             0
          SHARES            ---------------------------------------------------
       BENEFICIALLY          8        SHARED VOTING POWER
       OWNED BY EACH                  33,302,863**
         REPORTING          ---------------------------------------------------
        PERSON WITH          9        SOLE DISPOSITIVE POWER
                                               0
                            ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      33,302,863**
------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        33,302,863**
------------------------------------------------------------------------------

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [

------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        68.4%
------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON
                       CO
------------------------------------------------------------------------------

** Represents shares directly beneficially owned by Moneyline Networks.





CUSIP No. 674421201                                 13D
                                              -----------------
------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Bank One Corporation
------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [  ]  (a)
           [  ]  (b)
------------------------------------------------------------------------------

    3      SEC USE ONLY

------------------------------------------------------------------------------

    4      SOURCES OF FUNDS
                    WC
------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
         NUMBER OF                             0
          SHARES            ---------------------------------------------------
       BENEFICIALLY          8        SHARED VOTING POWER
       OWNED BY EACH                  33,302,863**
         REPORTING          ---------------------------------------------------
        PERSON WITH          9        SOLE DISPOSITIVE POWER
                                               0
                            ---------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                      33,302,863**
------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        33,302,863**
------------------------------------------------------------------------------

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        68.4%
------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON
                       HC, CO
------------------------------------------------------------------------------

** Represents shares directly beneficially owned by Moneyline Networks.





                                Schedule 13D

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 28, 2002 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 1.  Security and Issuer.

Item 1 is hereby amended by the following:

This statement on Schedule 13D/A relates to 33,302,863 shares of the common stock, par value $0.01 per share (the "Common Stock"), of Video Network Communications, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 50 International Drive, Portsmouth, New Hampshire 03801.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

On July 9, 2002, pursuant to the terms of the Warrant Agreement, Moneyline Networks elected to partially convert the warrant to purchase 11,250,000 shares of Common Stock. As a result of this conversion, Moneyline Networks received 8,202,863 newly issued shares of Common Stock in exchange for its conversion of 11,150,000 shares of Common Stock underlying the warrant and retained the right pursuant to the warrant to purchase up to 100,000 shares of Common Stock (which shares were not subject to the aforementioned conversion) at a price of $0.60 per share, subject to adjustment as set forth in the Warrant Agreement.

Pursuant to the terms of the Warrant Agreement, no funds were paid by Moneyline Networks to the Company in connection with its exercise of the conversion right. The number of shares of Common Stock received by Moneyline Networks upon the conversion was determined by dividing the "Value" of the warrant by the last reported sale price of the Common Stock as reported on the OTC Bulletin Board on July 9, 2002 (which was $2.27). As used in this paragraph, "Value" means the difference between (i) the stated exercise price of the warrant multiplied by the total number of shares of Common Stock underlying the portion of the warrant being converted, and
(ii) the last reported sale price of the Common Stock as reported on the OTC Bulletin Board multiplied by the total number of shares of Common Stock underlying the portion of the warrant being converted.

Item 4.  Purpose of Transaction.

The first two paragraphs of Item 4 are hereby amended by the following:

The purpose of the acquisition of the shares of Common Stock by Moneyline Networks pursuant to the Stock Purchase Agreement was to acquire a controlling equity interest in the Company. Upon completion of the transactions pursuant to the Stock Purchase Agreement and the partial conversion of the Warrant, Moneyline Networks has a direct beneficial ownership of 68.4% of the Company.

Upon the consummation of the transactions contemplated by the Stock Purchase Agreement, the number of directors constituting the entire board of directors of the Company (the "Board") was fixed at seven and simultaneously therewith, four of the members of the Board resigned from the Board and any committees thereof in order to permit the appointment of David Walsh, Jonathan Robson and Alexander Russo to fill such vacancies, each of whom was appointed as an initial Moneyline Nominee (as defined below). The Board also appointed Charles Auster as an initial Moneyline Nominee to the Board, which appointment became effective upon the expiration of the ten day period following the filing and transmission to record holders of the information statement required by Section 14(f) and Rule 14f-1 of the Exchange Act with the Securities and Exchange Commission. Such information statement was filed and transmitted on May 22, 2002 and Mr. Auster's appointment to the Board became effective on June 1, 2002.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended by the following:

(a) Moneyline Networks beneficially owns an aggregate of 33,302,863 shares of Common Stock, or approximately 68.4% of the Company's outstanding Common Stock (based on 48,622,931 shares of Common Stock outstanding as of July 9, 2002; an additional 100,000 shares of Common Stock are issuable upon the exercise of the warrant).

Each Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission that each such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D other than those securities in which such Reporting Person has a pecuniary interest as set forth in this Item 5.

(b) Moneyline Networks, Moneyline, BOIC, BOCC, BOFC and Bank One may be deemed to share the voting and dispositive power of the 33,302,863 shares of Common Stock directly beneficially owned by Moneyline Networks by virtue of, and this form is being filed by BOIC, BOCC, BOFC and Bank One solely because of, Moneylines' 100% ownership interest in Moneyline Networks, BOIC's majority ownership interest in Moneyline, BOCC's 100% ownership interest in BOIC, BOFC's 100% ownership interest in BOCC and Bank One's 100% ownership interest in BOFC.

(c) Except as described elsewhere in this Schedule 13D, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Exhibit B to the Statement, has effected a transaction in shares of Common Stock during the past 60 days (excluding transactions that may have been effected by certain subsidiaries of Bank One for managed accounts with funds provided by third party customers).

(d) Except for third party customers of certain subsidiaries of Bank One who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any shares of Common Stock held in managed accounts with funds provided by such customers, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the dale of, any shares of Common Stock that will be beneficially owned by and Reporting Person after the Closing Date.

(e)      Not applicable.

                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2002

                            BANK ONE CORPORATION


                            By: /s/ Michael J. Cavanagh
                                --------------------------
                                Name:  Michael J. Cavanagh
                                Title: Treasurer


                            BANC ONE FINANCIAL CORPORATION


                            By: /s/ Michael J. Cavanagh
                                --------------------------
                                Name:  Michael J. Cavanagh
                                Title: Treasurer


                            BANC ONE CAPITAL CORPORATION


                            By: /s/ Richard M. Cashin, Jr.
                                -----------------------------
                                Name:  Richard M. Cashin, Jr.
                                Title: President


                            BANK ONE INVESTMENT CORPORATION


                            By: /s/ Richard M. Cashin, Jr.
                                -----------------------------
                                Name:  Richard M. Cashin, Jr.
                                Title: President


                            MONEYLINE TELERATE HOLDINGS


                            By: /s/ Alexander Russo
                                -------------------------------------
                                Name:  Alexander Russo
                                Title: Executive Vice President,
                                       Business Development & General
                                       Counsel


                            MONEYLINE NETWORKS, LLC


                            By:  /s/ Alexander Russo
                               --------------------------------------
                            Name:  Alexander Russo
                            Title: Executive Vice President,
                                   Business Development & General
                                   Counsel